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                               February 26, 2021

       Steve Whaley
       Principal Accounting Officer and Controller
       Copper Property CTL Pass Through Trust
       6501 Legacy Dr.
       Plano, TX 75024

                                                        Re: Copper Property CTL
Pass Through Trust
                                                            Amendment No. 1 to
Form 10-12G
                                                            Filed February 5,
2021
                                                            File No. 000-56236

       Dear Mr. Whaley:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10-12G

       Exhibits

   1.                                                   We note that section
8.02 of your amended and restated pass-through trust agreement appears to require that
only certificate holders owning an aggregate of at least 25% of the interests may bring
suit with respect to the trust agreement or certificates. Please revise to describe this provision
in more detail, including how ownership levels will be determined, how the provision will
be implemented and whether it will apply to claims made under the federal securities laws
as well as its impact on claims arising under other applicable state or federal laws. Please
also discuss any risks to certificate holders as a result of this provision, any
uncertainty about enforceability and whether the provision applies to purchasers in secondary
transactions.
   2.                                                   We note that section
10.07 of your amended and restated pass-through trust agreement includes a jury trial
waiver. Please amend your filing to clearly disclose whether this
 Steve Whaley
Copper Property CTL Pass Through Trust
February 26, 2021
Page 2
         provision applies to federal securities law claims, and provide a discussion describing the main aspects of this provision, the risks of the provision or other impacts on certificate holders, any uncertainty about enforceability and whether or not the provision applies to purchasers in secondary transactions.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric McPhee at (202) 551-3693 or Wilson Lee at (202) 551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or Erin E. Martin at (202) 551-3391 with any other questions.



FirstName LastNameSteve Whaley                      Sincerely,
Comapany NameCopper Property CTL Pass Through Trust
                                                    Division of Corporation
Finance
February 26, 2021 Page 2                            Office of Real Estate &
Construction
FirstName LastName